Exhibit 99.1

Sapiens to Announce First Quarter 2018 Financial Results on May 7, 2018

Holon, Israel – April 24, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will report its financial results for the first quarter that ended on March 31, 2018 on Monday, May 7, 2018.

Management will host a conference call and webcast on May 7, 2018 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-407-2553; International: +972-3-918-0610; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until May 15, 2018, as follows:

North America: 1-888-782-4291; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Phone: +972-3-790-2026

U.S. Mobile: +1-201-250-9414

Email: yaffa.cohen-ifrah@sapiens.com